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                               June 30, 2021

       David Briones
       Managing Member
       Larkspur Health Acquisition Corp.
       100 Somerset Corporate Blvd., 2nd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Larkspur Health
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-256056

       Dear Mr. Briones:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Because the warrants and warrants underlying the private units are classified as a liability, we will incur significant expense........, page 37

   1. This risk factor appears to be a holdover from your initial registration statement since your warrants have been
reclassified from a liability to equity. Please remove or revise accordingly.
       Our warrants and founder shares may have an adverse effect ........., page 62

   2. You disclose that private warrants are identical to the warrants sold as part of the units in this offering except
that they will be entitled to registration rights. However, under the terms of the warrant
agreement for your public warrants, you have agreed that as soon as
 David Briones
Larkspur Health Acquisition Corp.
June 30, 2021
Page 2
         practicable, you will use your best efforts to file a registration statement for the registration under the Securities Act of the issuance of the shares of Class A common stock issuable upon exercise of the warrants. Based on your disclosure, it appears that both public and private warrants will be entitled to registration rights. Please clarify and revise your disclosures accordingly.
3. You disclose that private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the offering, including as to exercise price, exercisability and exercise period except that private warrants (including the Class A common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination. We also note your disclosure on page 17, that there will be no redemption rights or liquidating distributions from the trust account with respect to the private shares or private warrants and that your initial stockholders have agreed to waive their redemption rights with respect to any private shares under certain circumstances. Based on your disclosure, it appears that your private and public warrant redemption/liquidation rights may be different. Please clarify and revise your disclosures accordingly.
Capitalization, page 75

4. We note you reclassified the public and private warrants from a liability to equity. Please file the warrant agreement with your next amendment, so that we can fully evaluate your intended accounting. Tell us whether any provisions were removed or revised in order to support equity classification.
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameDavid Briones                                 Sincerely,
Comapany NameLarkspur Health Acquisition Corp.
                                                                Division of
Corporation Finance
June 30, 2021 Page 2                                            Office of
Finance
FirstName LastName